UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

CLPS Incorporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G31642

(CUSIP Number)

Raymond Ming Hui Lin

c/o Unit 1102, 11th Floor, Millennium City III
370 Kwun Tong Road

Kwun Tong, Kowloon
Hong Kong SAR

Tel: +852 37073600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. G31642	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Qinhui Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,999,996 common shares (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,999,996 common shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,999,996 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Not Applicable* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.65% of the Company’s outstanding common shares
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G31642	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Raymond Ming Hui Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,089,483 common shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,089,483 common shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,089,483 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: Not applicable* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.03% of the Company’s outstanding common shares
14	TYPE OF REPORTING PERSON* IN

CUSIP No. G31642	13D	Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D amends the Amendment No. 2 to Schedule 13D filed on June 12, 2020 (the “Original 13D”). This Amendment and the Original 13D are hereby referred to as the “Schedule 13D”.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used and not defined in this Amendment are used as defined in the Original 13D. This Amendment is being filed to reflect the acquisition by Mr. Raymond Ming Hui Lin, a Reporting Person, of 520,000 common shares of the Company pursuant to a grant under the Company’s 2020 Equity Incentive Plan.

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common shares, par value $0.0001 per share (“Common Shares”), of CLPS Incorporation, a Cayman Islands corporation (the “Company”). The Company’s principal executive office is located at Unit 1102, 11th Floor, Millennium City III, 370 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Item 2.  Identity and Background.

(a)-(c) This report is being filed by Qinhui Ltd. and Raymond Ming Hui Lin (together, the “Reporting Persons”). Raymond Ming Hui Lin is the Chief Executive Officer and a director of the Company. This business address is Unit 1102, 11th Floor, Millennium City III, 378 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong SAR.

Qinhui Ltd. is a holding company formed under the laws of the British Virgin Islands. The principal business of Qinhui Ltd. is managing Raymond Ming Hui Lin’s personal assets and investments. Qinhui Ltd.’s mailing address is c/o Ogier Global (BVI) Ltd., Ritter House, Wickham’s Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. Raymond Ming Hui Lin has the sole control of Qinhui Ltd.

(d)-(e) Neither Raymond Ming Hui Lin nor Qinhui Ltd. has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Raymond Ming Hui Lin is a citizen of Hong Kong Special Administrative Region of the People’s Republic of China. Qinhui Ltd. is a British Virgin Islands corporation.

Item 3.  Source and Amount of Funds and Other Consideration.

On May 7, 2021, the Board of Directors of the Company authorized the award of 520,000 restricted shares (the “Shares”) to Mr. Lin under the Company’s 2020 Equity Incentive Plan, which vested on May 7, 2021. Mr. Lin did not pay any additional consideration for the Shares.

CUSIP No. G31642	13D	Page 5 of 6 Pages

Item 4.  Purpose of Transaction.

Mr. Lin was awarded the Shares under the Company’s 2020 Equity Incentive Plan stated above. Mr. Lin is currently the Chief Executive Officer and a director of the Company and therefore will continue to participate in and receive awards under the Company’s incentive programs for as long as he is an employee of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)-(d) The calculations in this Item are based upon 20,280,375 common shares issued and outstanding as of May 7, 2021. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Act of 1933, as amended to date.

Reporting Person	Amount of Securities Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Raymond Ming Hui Lin	6,089,483 common shares*	30.03%	6,089,483 common shares	-	6,089,483 common shares	-
Qinhui Ltd.	4,999,996 common shares	24.65%	-	4,999,996 common shares	-	4,999,996 common shares

*	Includes the vested portion of the restricted stock granted dated as of May 7, 2021.

Because Mr. Lin controls all of the voting and disposition interests of Qinhui Ltd. with respect to the securities, he may be deemed to have indirect beneficial ownership of the common shares directly beneficially owned by Qinhui Ltd. Neither Raymond Ming Hui Lin nor Qinhui Ltd. has effected any transactions in the securities of the Company in the past sixty days. The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares beneficially owned by the Reporting Persons reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

None.

CUSIP No. G31642	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 11, 2021

/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin

Qinhui Ltd.

By:	/s/ Raymond Ming Hui Lin
Raymond Ming Hui Lin
Title:	Sole Director